No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On May 10, 2004, Honda Korea Co., Ltd., Honda’s subsidiary in Korea, announced plans to begin the import and sales of automobiles in the Republic of Korea. (Ref. #C04-029)

Exhibit 2:

On May 12, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 3:

On May 13, 2004, Honda Motor Co., Ltd. announced the introduction of its new flagship minivan, the next generation, premium
8-passenger Elysion, featuring the most advanced Honda technology and the highest levels of comfort and luxury for all passengers. (Ref. #A04-022)

Exhibit 4:

On May 20, 2004, Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, announced that it began construction of a new plant in Tianjin with the goal of improving efficiency of production and logistics over the existing Tianjin facility that it will replace. (Ref. #C04-030)

Exhibit 5:

On May 25, 2004, Honda Motor Co., Ltd. announced that it received brisk orders for its new flagship minivan Elysion since its launch on May 13th. (Ref. #C04-035)

Exhibit 6:

On May 27, 2004, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of April 2004, the first month of the new fiscal year. (Ref. #C04-036)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: June 18, 2004

C04-029

Honda Begins Automobile Sales in Korea

Seoul, May 10, 2004 — Honda Korea Co., Ltd., Honda’s subsidiary in Korea, today announced plans to begin the import and sales of automobiles in the Republic of Korea. Sales will begin May 20, with the Accord Sedan.

Based on the North American version of Accord that was first introduced to the US market in September 2002, the model to be sold in Korea has been modified to meet the needs and preferences of customers in Korea. The Accord achieves high quality, reliability and safety as well as excellent driving performance, interior space, functionality and sporty styling. The sales price for the 3.0-liter V6 model will be 38.9 million won, and 33.9 million won for the 2.4-liter model. The Accord sold in Korea will be manufactured in Honda’s plant in Saitama, Japan.

Honda Korea is in the process of developing its own dealer network to handle automobile sales, service and parts sales. Honda Korea plans to establish four dealers this year – three in Seoul and one in Pusan – with the first Honda dealer in Seoul to begin operation, May 20, 2004.

Since the Asian currency crisis of 1997, the Korean automobile market has become one of the largest markets in Asia with annual sales of 1.32 million units in 2003. The market for imported automobiles grew to the size of approximately 20,000 units in 2003 due to policy changes including a gradual tariff reduction and the end of an embargo on Japanese auto imports which took place in 1999.

In preparation for entering the Korean import automobile market, in 2003, Honda added responsibility for automobile sales to its existing motorcycle sales subsidiary, Honda Motorcycle Korea, and renamed the company Honda Korea. In addition, the amount of capital was increased from the previous 3 billion won to the current level of 12 billion won.

1

About All New Accord

Type and Price

• 2.4 i-VTEC	2.4 Liter In-Line 4 engine	33.9 million won
• 3.0 V6 VTEC	3.0 Liter V6 engine	38.9 million won

Main Features

•	5-speed automatic transmission
•	SRS airbag system for driver and front-seat passenger
•	Side airbag system for driver and front-seat passenger
•	Side curtain airbag system (available only on V6 model)
•	ABS (4-wheel anti-lock brake system)
•	TCS (traction control system) (available only on V6 model)
•	Right-and-left independently controlled automatic air conditioner
•	In dash 6-CD changer with AM/FM tuner
•	Real leather seats
•	Driver’s seat lumbar support
•	Aluminum wheels
•	Fog lights
•	Keyless entry
•	Sun roof (available only on V6 model)

About Honda Korea Co., Ltd.

Established:	October 2001

Capital:	12 billion won

Capitalization Ratio:	98.75% Honda Motor Co., Ltd.

Representative:	President, Woo Young Chung

Location:	Seoul Metropolitan City

Employment:	38 associates

Business activities:	Import, sales and after-sales service of motorcycles and automobiles

2

May 12, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, May 12, 2004 — Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

Honda Motor Co., Ltd. also announced that it had finished the acquisition of the treasury stock that was authorized by the resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From May 6, 2004 to May 11, 2004

(3) Aggregate number of shares acquired

676,400 shares

(4) Aggregate amount of acquisition

2,999,863,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

25,000,000 shares

(3) Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to May 11, 2004.

(1) Aggregate number of shares acquired

21,576,500 shares

(2) Aggregate amount of acquisition

99,998,914,000 yen

ref. #A04-022

Honda Releases New 8-Passenger Elysion Minivan

Tokyo, May 13, 2004—Honda Motor Co., Ltd. today announced the introduction of its new flagship minivan, the next-generation, premium 8-passenger Elysion, featuring the most advanced Honda technology and the highest levels of comfort and luxury for all passengers. The Elysion will be available nationwide through Honda’s automobile dealer networks starting May 13, 2004. Side lift-up seat and passenger lift-up seat-equipped models will be available starting June 10, 2004.

The Elysion’s innovative low-floor platform provides ample cabin space and a lower center of gravity, for enhanced stability, handling and comfort. Wide, dual power-sliding doors1 offer easy access to the second and third row seats, while a tip-up and slide seat mechanism provides one-step third-row accessibility. The three rows of spacious seating can be flexibly configured for maximum passenger space or storage, also thanks to the low-floor platform. A second-row seat rotation mechanism2 pivots second-row seats to face the third row with the pull of a single lever.

The Elysion’s 3.0-liter V6 i-VTEC engine features Honda’s revolutionary variable cylinder management system, which shifts between three- and six-cylinder combustion in response to driving conditions for superior fuel economy at class-leading3 levels of power output and torque. Also available is a 2.4-liter 4-cylinder DOHC i-VTEC engine that delivers ample torque at normal cruising speeds. All models4 achieve a level of fuel economy 5% above 2010 standards, and boast 75% cleaner exhaust emissions than required by 2005 emissions standards, qualifying for Super Ultra-Low Emissions Vehicle (SU-LEV) certification from Japan’s Ministry of Land, Infrastructure and Transport, making them eligible for incentives under the Japanese government’s Green Tax program.

Elysion VX Type (FF)	Elysion G Type with Side Lift-up Seat (FF)
• Monthly sales target: 4,000 units (Japan)

The Elysion features Honda’s advanced compatibility engineering body—designed to increase self-protection and reduce aggressivity toward other vehicles. It is also equipped with Honda’s Collision Mitigation Brake System (CMS)5 and E-pretensioner5, which assess collision risk, alert the driver to take preventative action, and mitigate injury should a collision occur. All three rows of passenger seats are protected by large side curtain airbags6 which provide protection throughout the range of sliding seat positions.

[1]	Standard equipment on VZ type, and available as a factory option except on M type. Left side power sliding door standard equipment except on M type
[2]	Available as a factory option on the following [FF] models: G (excluding models with lift-up seat), X, VG (excluding models with lift-up seat), and VX types
[3]	3-liter class minivans
[4]	Excluding device type designated motor vehicles
[5]	Standard equipment on VZ type
[6]	Factory option on all types (excluding models with passenger lift-up seat)

•    Manufacturer’s Suggested Retail Price (Japan) (Units: Yen) ‘P’ indicates models shown in photos

Type	Engine	Transmission	Drive Train	Price (Including Consumption Tax)	Price (Excluding Consumption Tax)
M	2.4-liter DOHC i-VTEC		FF	2,730,000	2,600,000
			4WD	3,013,500	2,870,000
G			FF	2,835,000	2,700,000
			4WD	3,129,000	2,980,000
Passenger lift-up			FF	Tax Exempt	3,098,000
seat[1]			4WD	Tax Exempt	3,378,000
Side lift-up seat			FF	Tax Exempt	3,128,000	P
			4WD	Tax Exempt	3,378,000
X			FF	3,150,000	3,000,000
		5AT	4WD	3,349,500	3,190,000
VG	V6 3.0-liter i-VTEC		FF	3,517,500	3,350,000
			4WD	3,811,500	3,630,000
Passenger lift-up seat[1]			FF	Tax Exempt	3,748,000
Side lift-up seat			FF	Tax Exempt	3,778,000
			4WD	Tax Exempt	4,028,000
VX			FF	3,990,000	3,800,000	P
			4WD	4,189,500	3,990,000
VZ			FF	4,515,000	4,300,000

[1]	Vehicles with passenger lift-up seat are classified as device type designated motor vehicles
*	Prices do not include insurance, taxes (other than consumption tax), registration, etc.
*	An additional 31,500 yen (30,000 yen excluding consumption tax) is charged for Blueish White Pearl.

•	Body colors (9):

Blueish White Pearl, Satin Silver Metallic, Nighthawk Black Pearl, Indigo Blue Pearl, Meteor Silver Metallic, Deep Green Pearl, Royal Ruby Red Pearl, Desert Mist Metallic, and Milano Red

•	Main factory options (prices in parentheses exclude consumption tax)

•	i-side airbag system (for row 1)(passenger position detection function); side curtain airbag system (for seat rows 1-3)(all types [excluding models with passenger lift-up seat])	+115,500 yen (110,000 yen)
•	Power sliding door for rear right side(Includes touch sensor and anti-pinch auto-reverse mechanism) (Available on G, X, VG and VX types. Standard on VZ type.)	+63,000 yen (60,000 yen)
•	Honda Smart Card Key System (Available on G, X and VG types. Standard on VX and VZ type.)	+73,500 yen (70,000 yen)
•	Genuine leather seats (includes driver and passenger seat heater) (Available on X, VX and VZ types.)	+220,500 yen (210,000 yen)
•

17-inch alluminum wheels and steel-belted radial tires (215/60R17 96H)

(Available on G [excluding models with lift-up seat], X [4WD], VG [excluding models with lift-up seat], and VX [4WD] types. Standard on X/VX [FF] and VZ types.)

+63,000 yen (60,000 yen)
•

Electric-powered dual sunroof (includes rear one-touch operation and anti-pinch auto-reverse mechanism)

(Available on G[excluding models with lift-up seat], X, VG [excluding models with lift-up seat], and VX [FF] types.)

+147,000 yen (140,000 yen)
•	Second row 60/40 tip-up and slide seat with revolving mechanism (Available on G [excluding models with lift-up seat], X, VG [excluding models with lift-up seat], and VX [FF] types.)	+36,750 yen (35,000yen)
•

Power tailgate (includes anti-pinch auto-reverse mechanism and easy closer, with remote-controlled operation)

(Available on G [models with side lift-up seat], X [FF], VG [models with side lift-up seat], VX [FF] and VZ types.)

+84,000 yen (80,000 yen)
•	VSA (ABS+TCS+ sideslip control)
	+AFS (Adaptive Front Lighting System) (includes auto-leveling mechanism) (Available on VG and VX types. Standard on VZ type.)	+126,000 yen (120,000 yen)
•	Voice-operated Honda HDD Navigation System with rear camera, and Progressive Commander (includes 8-inch wide-screen display, DVD/CD player with TV/AM/FM tuner and 6 speakers [Supports Internavi Premium Club]) (Available on G and X types. Standard on VG, VX and VZ types. [QQ Call service included for first 3 years] )	+315,000 yen (300,000 yen)
•

Rear entertainment system (includes 9-inch wide-screen display, and DVD/CD player with TV tuner)

(Available on G [excluding models with lift-up seat], X, VG [excluding models with lift-up seat], VX and VZ types.)

+231,000 yen (220,000 yen)
•	Premium sound system (Acculief) (CD player with AM/FM tuner and 7 speakers) (Available on X [FF], VX and VZ types.)	+105,000 yen (100,000 yen)
•	Non-installation of audio option (4 speakers pre-installed) (Available on G type [excluding models with lift-up seat]; standard on M type)	-26,250 yen (-25,000 yen)

•	It may not be possible to install certain combinations of factory options, and multiple factory options may need to be installed as a set in some cases.

•	Key Features

<Packaging and Utility>

•	The low, flat floor, redesigned undercarriage and rear suspension enable all eight passengers to sit in roomy comfort, and provide a passenger cabin height of 1,265 mm.

•	Taking advantage of the generous passenger cabin height, each row of seats is positioned approximately 40 mm higher than the one in front of it, to provide excellent outward visibility for passengers in the second and third row seats.

•	In addition to the low, flat floor, the wide front doors and rear sliding door provide easy access to all three rows of seats. Since there is no step, passengers can move easily into and out of the third row of seats.

•	The power sliding doors[1] on either side, as well as the power tailgate[2], can be opened and closed automatically using the keyless entry remote control or the switch on the driver’s seat.

•	The sliding doors feature power windows that can open fully, and the rear quarter glass beside the third row seat has a pop-up window that also opens.

•	The second and third row seats are equipped with a 60/40 tip-up and slide mechanism[3] that enables a variety of seat arrangements, providing storage space measuring up to 1,300 mm4 in length with a capacity of 1,057 liters[5]. The first and second row seats, or the second and third row seats, can be laid flat. A rotation mechanism[6] that enables the second row seats to face the third row is available as a factory option. Each of these mechanisms is easily operated with a lever located on the shoulder of the seat.

[1]	Standard equipment on VZ type; available as a factory option except on M type; left side power sliding door standard equipment except on M type
[2]	Available as a factory option on G and VG types with side lift-up seat, X and VX [FF] type vehicles, and VZ type
[3]	Standard on second row seat except on G and VG types with side lift-up seat
[4]	Honda in-house measurements
[5]	Honda in-house measurements (VDA method)
[6]	Available as a factory option on the following [FF] models: G (excluding models with lift-up seat), X, VG (excluding models with lift-up seat), and VX type vehicles

<Design>

•	Interior Design

•	The interior imparts the ultra-relaxed atmosphere of an ocean cruiser lounge, providing luxurious comfort in all three rows. The large, bright areas of glass produce a sense of spaciousness, the large seats offer a feeling of coziness, and the wood-grained panels provide an air of opulence. The well laid-out interior lighting further enriches the interior ambience.

•	The wood-grained paneling found throughout the interior—from the instrument panel to the doors—is molded to capture the depth of fresh-cut wood, while the metallic components add a sense of solidity.

•	The deep, dynamic lines of the wood-grained instrument panel extend horizontally to the right and left across the front passenger compartment, imparting an integrated feel from the driver’s seat to the passenger seat. Raised gauge visors were also eliminated to create a flat instrument panel that provides a commanding forward view.

•	Blue interior lights[1] illuminate the center console and second and third rows when the small lamps are turned on, serving as night lights that add a touch of luxury.

•	Three-dimensional, self-luminating meters deliver unique styling in addition to enhanced visibility. LEDs on the instrument panel project onto reflective lenses, creating a graduated display that offers hologram-like depth and elegance.

•	The instrument panel gear shift lever is positioned to permit smooth movement between the lever and the steering wheel. The straight lever reduces the distance the driver’s hand must travel, for more ergonomic shifting.

•	Seating in all three rows provides the gentle, enveloping feel of a high-quality sofa, supporting passengers in true comfort. Covered in soft, suede-like material, the seats are generously proportioned, with cushioning and back supports of ample length, width and thickness.

[1]	Standard on X, VX and VZ types.

•	Exterior Design

•	The exterior fuses the space efficiency of a square with the curved, streamlined profile, conjuring images of a dynamic cruiser traveling across the vast ocean.

•	The front view features a large, horizontal grill with contrasting metal plating and slim-profile headlights that wrap around to the side, imparting a pleasing sense of roundness. The Elysion’s overall width is greater than its overall height, producing a form that offers superior stability, while the expanse from the front bumper to the fenders imparts a sense of volume and reinforces the low-center-of-gravity design concept.

•	The side view features high-luster, blacked-out, front, center and rear quarter pillars that integrate with the glass areas and give the cabin a spacious feel.

•	The rear view features a substantial rear bumper design that blends harmoniously with the flared rear fenders and tailgate. Further, high-mounted brake lights that follow the roofline and wrap around from the side windows give an overall sense of roundness.

<Driving Performance>

•	Engine

•	The 3.0-liter V6 i-VTEC engine[1] features Honda’s variable cylinder management system, which shifts between three- and six-cylinder combustion for superior fuel economy at class-leading[2] levels of power output and torque. Also available is a 2.4-liter DOHC i-VTEC engine[3] that combines Honda’s unique Variable Valve Timing and Lift Electronic Control (VTEC) with Variable Timing Control (VTC), which continuously optimizes intake valve timing in response to engine load. Both engines achieve a combination of high torque, superior fuel economy, and low emissions.

3.0-liter i-VTEC engine:	184 kW (250PS) / 309 N-m (31.5kg-m)[4]
2.4-liter DOHC i-VTEC engine:	118 kW (160PS) / 218 N-m (22.2kg-m)[5]

•	All types[6] offer high levels of environmental performance, featuring class-leading[2] fuel economy rated 5% above 2010 standards, and qualifying for certification as Super Ultra-Low Emissions Vehicles by the Japanese Ministry of Land, Infrastructure and Transport.

[1]	VG, VX and VZ types
[2]	3.0-liter class minivan
[3]	M, G and X types
[4]	Net values (unleaded premium gasoline)
[5]	Net values (unleaded regular gasoline)
[6]	Excluding device type designated motor vehicles

•	Transmission

•	Featured is a 5-speed automatic transmission that brings out the best of each engine’s characteristics, delivering powerful acceleration with superior fuel economy.

•	The 3.0-liter engine is equipped with a transmission featuring an expanded range of lockup during deceleration, as well as Drive By Wire (DBW) electronic throttle control and gear ratios optimized to the characteristics of the variable cylinder management system. Matched to the engine characteristics, the transmission delivers both excellent performance and superior fuel economy.

•	The 2.4-liter engine is equipped with a transmission featuring a low-friction clutch and an efficiency-enhancing ultra-thin torque converter for superior efficiency in a compact form. High-strength materials are used in the transmission components to withstand high torque and enhance durability.

•	Real Time 4WD

•	The Elysion’s Real Time 4WD system combines a quiet, fuel-efficient, dual-pump system with a one-way cam unit to significantly enhance sensing of front-wheel slippage—all in a lightweight, compact design. The system transfers power to the rear wheels promptly, and significantly improves stability during startup and cornering on snow-covered roads and other slippery surfaces.

<Chassis>

•	To deliver enhanced maneuvering stability, the front suspension features a double wishbone design. Combining an A-type lower arm with a large-diameter compliance bush, it ensures straight-line stability with outstanding ride comfort.

•	In the rear, the more compact trailing arm double wishbone suspension complements the Elysion’s low, flat floor by separating the damper from the spring, locating the spring below the floor, and making the damper housing more compact.

•	A minimum turning radius of 5.7m, a body shape that makes it easy for the driver to sense the vehicle’s dimensions, and effortless power steering combine to provide superior maneuverability.

•	The straightened configuration of the large cross-sectional floor frame, and the placement of cross-members at points that enhance vibration damping make for a solid cabin frame. While enhancing dynamic rigidity, the chassis also delivers superior maneuvering stability.

•	High-tensile steel is used in all major body frame components, for a weight savings of approximately 24 kg compared with conventional materials.

•	Complementing its elegant styling, the Elysion’s airflow management extends all the way down to the underside of the body to provide outstanding aerodynamic performance. Further, the optimized shapes of the front pillar, door mirrors and rear edge of the front hood smooth the rearward airflow, significantly reducing wind noise.

<Quiet Operation>

•	Models equipped with the 3.0-liter engine are outfitted with active control engine mounts[1]. Designed to operate with the variable cylinder management system[1], the active control engine mounts use fluctuations in the engine’s crankshaft speed to estimate and cancel out engine vibrations generated when cylinders are idled. Active noise control[1] is used to generate sound opposite in phase with the engine drone produced when cylinders are idled to cancel this drone and ensure a quiet environment under all conditions.

•	Models equipped with the 2.4-liter engine feature aluminum engine mount brackets that reduce weight and increase rigidity, and an exhaust manifold with high-density suspension mesh to reduce vibration. In addition, the use of a secondary balancer and the increased rigidity of the lower engine block also help attenuate vibration and noise.

•	In the rear of the Elysion, the floating rear subframe combines with lighter, more rigid rear suspension front upper arms and knuckles as well as aluminum wheels to reduce vibrations transmitted through the suspension system, for an even quieter ride.

•	Potential routes for noise entering the passenger cabin have been analyzed, and sound insulating materials situated appropriately to reduce noise. In addition, interior fittings, even including the seat coverings, have been made with sound-attenuating materials which offer weight savings in addition to helping provide a quieter ride.

[1]	Standard on VG, VX, VZ

<Safety Performance>

•	The Elysion is equipped with AFS (Adaptive Front Lighting System)[1], which works in conjunction with steering input to change the direction of the headlight units and illuminate the vehicle’s path during turns.

•	VSA (ABS + TCS + sideslip control)[1], which provides precise four-wheel braking control for smooth cornering, combines with Drive By Wire (DBW)[2] electronic throttle control to manage engine torque and ensure even more precise control of vehicle motion.

•	Brake assist is standard on all types. Vehicles with VSA feature an electronic brake assist system[1], as well as a learning function that automatically adjusts the assist operation point to conform to the driver’s braking habits.

•	The Elysion is outfitted with the Collision Mitigation Brake System (CMS)[3], which uses millimeter-wave radar to gauge the distance to and relative speed of the vehicle ahead, and alerts the driver to the risk of possible collision by providing audio and visual warnings and by applying braking pressure. If the system determines that a collision is imminent, it applies strong braking pressure to enhance the effectiveness of the driver’s own braking, thus mitigating damage in the event of a collision.

•	The Elysion also features E-pretensioners (driver and front passenger seats)[3], which work in concert with the CMS, pulling lightly on the seatbelt and alerting the driver if there is a danger of a collision, and pulling more forcefully if it is determined that a collision is imminent, for increased restraining effect.

•	The Elysion’s crash compatibility body provides a high level of self-protection while reducing aggressivity toward other vehicles. In a full-frontal collision, the upper frame and lower members distribute and absorb the energy of impact, diffusing it into the front pillar and floor. At the time of impact, the lower members prevent misalignment with the crash-absorbing members of the other vehicle, and together with the upper frame create a broadened surface for absorbing the impact, significantly reducing cabin intrusion. In addition, Honda significantly increased the use of high tensile steel in the body frame, improving the vehicle’s ability to absorb impact energy from all directions.

•	The Elysion’s body is also designed to mitigate injury in the event of impact with pedestrians, particularly to their head and legs, through the use of impact-absorbing structures for front-end components such as the hood, hood hinge, windshield wiper attachments, front fenders and bumper.

•	The Elysion is equipped with a side curtain airbag system[4] for all three rows of seats designed to provide coverage over an area broad enough to protect the head and neck regions of passengers of all sizes, from children to adults, in the event of a side collision.

[1]	Factory option on VG and VX types; standard on VZ type
[2]	Standard on VG, VX and VZ types
[3]	Standard on VZ type
[4]	Factory option on all types(excluding models with passenger lift-up seat)

<Environmental Performance>

•	All Elysion models[1] have qualified for certification from Japan’s Ministry of Land, Infrastructure and Transport as providing 75% cleaner emissions than 2005 exhaust emissions standards. For superior exhaust cleaning performance, models with the 3-liter engine have an integrated exhaust manifold and cylinder head, as well as a catalytic converter directly below the cylinder head, while models equipped with the 2.4-liter engine have a rear exhaust system, a low heat-mass exhaust pipe, and a catalytic converter with a high cell density.

•	All Elysion models[1] offer fuel economy rated 5% above 2010 standards. In addition to fuel efficiency-enhancing technologies like i-VTEC and the variable cylinder management system, improvements such as enhanced power transmission efficiency provided by precise transmission control, as well as reduced vehicle weight, result in superior fuel economy.

•	Honda has eliminated polyvinyl chloride (PVC) from interior and exterior plastic components wherever possible. Meanwhile, the use of highly recyclable plastics has resulted in over 90%[2] recyclability.

•	Use of lead has also been reduced to less than 10% of 1996 levels.

•	Honda is aiming to eliminate the use of hexavalent chromium, and is steadily reducing its use. It has already stopped using metallic coating in the plating of fuel filler pipes and brackets.

[1]	Excluding device type designated motor vehicles
[2]	Honda in-house measurements

A side lift-up seat is available on G and VG types. A passenger lift-up seat is available on G and VG (excluding 4WD). These seats, which can be raised and lowered and rotated easily and smoothly with fully automatic electronic controls are installed on the left side of the second row in side lift-up seat-equipped vehicles, and at the front passenger seat position in passenger lift-up seat-equipped vehicles. Like the seats in standard vehicles, these seats also provide superior riding comfort, even on long drives. They are also equipped with a full-recline mechanism.

Publicity information relevant to the Elysion is available from the following URL: http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#C04-030

Sundiro Honda Begins Construction of New Plant in Tianjin

Tianjin, May 20, 2004 — Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, today announced that it has begun construction of a new plant in Tianjin with the goal of improving efficiency of production and logistics over the existing Tianjin facility that it will replace. An investment of 150 million yuan, the new plant will be completed by the end of 2004 and will have an annual production capacity of 300,000 units.

The new 53,000 square meters plant will be located on a 150,000 square meters lot seven kilometers southeast of the existing facility. The existing plant was built in 1984 and acquired by China Tianjin Honda Motors Co., Ltd. (now Sundiro Honda Motorcycle Co., Ltd.) when the joint venture between Honda and Tianjin Motors Group Inc. was established in 1992. The layout of the new plant will accommodate all production processes on one floor. Currently, the various production processes are spread over six buildings on three floors. In addition, synchronization of engine assembly and motorcycle assembly will make it possible to reduce inventory and improve efficiency of production and logistics while the new plant will utilize equipment from the existing Tianjin plant.

Sundiro Honda has plants in Tianjin, Shanghai, and Hainan. The Honda Wave, a 100cc Cub-type motorcycle is produced at the existing Tianjin plant. A commemorative ceremony was held today at the Tianjin plant to celebrate cumulative production of 1 million units in conjunction with the introduction of a new model, Deputy, 125cc Cub-type motorcycle designed for the Chinese market.

The motorcycle market in China is expected to exceed 12 million units in 2004, making it the largest in the world. In order to better meet the needs of Chinese customers, Honda also plans to launch the Today model, a 50cc scooter produced by Sundiro Honda, in China this summer. This model has been exported to and well received in Japan. In addition, another new model developed through efforts of Honda’s local R&D in Shanghai will be introduced this fall.

<About Sundiro Honda Motorcycle Co., Ltd.>

Establishment:	September 2001
Location:	Tianjin, China
Capital:	USD 99,565,000
Capitalization Ratio:	50% Honda Motor Co., Ltd.
47.33% Hainan Sundiro Holding Co., Ltd.
2.67% Tianjin Motors Group, Inc.
Representative:	Atsuyoshi Hyogo (Chairman)
Business Activities:	Production and sales of motorcycles
Employment:	6,400 associates (as of April 2004)
Production models:	M-LIVING (125cc motorcycle), Wave (100cc Cub),
V-MEN (125cc motorcycle), DEPUTY (125cc Cub)
Export only: Today (50cc scooter), Dio (50cc scooter) and others.

(Reference)

Ref. # C04-035

Brisk Pace of Orders Received for Elysion Flagship Minivan

Tokyo, May 25, 2004 – Honda Motor Co., Ltd. announced today that is has received brisk orders for its new flagship minivan Elysion since its launch on May 13th. Orders from customers now total approximately 6,300 units in the roughly 2-week period following its introduction. This figure is nearly 1.6 times the monthly sales target of 4,000 units.

Sales Percentage by Grade

2.4 L			3.0 L
M	G	X	VG	VX	VZ
0% (0.2)%	34%	18%	16%	27%	5%
	52%			48%

Sales Percentage by Color

- Blueish White Pearl	64%
- Satin Silver Metallic	14%
- Nighthawk Black Pearl	12%
- Meteor Silver Metallic	4%
- Desert Mist Metallic	3%
- Other (Deep Green Pearl, Indigo Blue Pearl, Milano Red, Royal Ruby Red Pearl)	3%

Installment Percentage of Main Factory Options

- Voice-operated Honda HDD Navigation System with rear camera	90%
- Honda Smart Card Key System	40%

Other

-	The exterior styling, interior configuration and comfort as well as driving performance have been highly evaluated. Customers have been mainly families in the 30-40 year age bracket.

Ref.#C04-036

Domestic Production and Sales On the Rise in April

Tokyo, May 27, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales and export results for the month of April 2004, the first month of the new fiscal year.

Both domestic and overseas production increased in April compared to the same month last year. Domestic production increased approximately 8% due primarily to increased domestic sales. Total overseas production increased approximately 5% due to production increases in Europe (up 7.5%) and Asia (up 33.8%).

Domestic sales increased 3.2% compared to the same month the previous year. Life was Honda’s best selling car for the month with sales of 10,816 units, a 3.9% increase from a year ago. Demand for Fit, Odyssey, and Mobilio remained strong with sales of 8,957 units, 6,399 units and 5,254 units, respectively .

Total exports for the month of April declined 7.5% compared to the same month last year due to a drop in exports to North America, Europe and Asia. Exports to Asia continued to decline as local production increases.

PRODUCTION, SALES, EXPORTS (April 2004)

PRODUCTION

	April		Annual Total-2004
	Units	Vs.4/03	Units	Vs.2003
Domestic (CBU+CKD)	90,371	+7.7%	410,592	+4.5%
Overseas (CBU only)	161,614	+4.9%	638,858	+3.2%

Worldwide Total	251,985	+5.9%	1,049,450	+3.7%

OVERSEAS PRODUCTION

	April		Annual Total-2004
	Units	Vs. 4/03	Units	Vs.2003
North America	103,420	-4.3%	421,560	-6.5%
(USA only)	(67,349)	(-7.3)%	(277,791)	(-8.5)%
Europe	16,475	+7.5%	69,181	+3.0%
Asia	35,347	+33.8%	125,225	+39.1%
Others	6,372	+52.4%	22,892	+106.0%

Overseas Total	161,614	+4.9%	638,858	+3.2%

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SALES (JAPAN)

Vehicle type	April			Annual Total-2004
	Units	Vs. 4/03		Units	Vs.2003
Passenger Cars & Light Trucks (Imports) Mini Vehicles	29,629 (724 17,818)	+3.9 (-57.2 +1.9	% )% %	167,624 (3,700 94,551)	-8.8 (-48.4 +18.9	% )% %

Honda Brand Total	47,447	+3.2%		262,175	-0.4%

EXPORTS

	April		Annual Total-2004
	Units	Vs. 4/03	Units	Vs.2003
North America	19,146	-6.4%	80,764	+0.2%
(USA only)	(17,361)	(-2.1)%	(72,669)	(+3.5)%
Europe	10,194	-14.5%	46,359	+2.5%
Asia	927	-62.2%	3,997	-43.5%
Others	8,121	+21.4%	29,860	+30.7%
Total	38,388	-7.5%	160,980	+3.4%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

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